Exhibit (r)(2)

CONFIDENTIAL

BLACKROCK, INC.

Code of Ethics
For Chief Executive and Senior Financial Officers

BlackRock, Inc. and its subsidiaries (“BlackRock” or the “Company”) are committed to conducting their business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics (the “Code”), applicable to the Company’s Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer (or persons performing similar functions) (together, “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

I. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Senior Officers are required to comply with the laws, rules and regulations that govern the conduct of BlackRock’s business and to report any suspected violations in accordance with the section below entitled “Compliance With Code Of Ethics.”

II. CONFLICTS OF INTEREST

Senior Officers are expected to dedicate their best efforts to advancing the Company’s interests and to use objective and unbiased standards when making decisions that affect the Company. A conflict of interest occurs when your private interests interfere in any way with the interests of the Company. Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and business relationships. BlackRock’s Code of Business Conduct and Ethics and Policy Regarding Private Investments provide further guidance for handling a conflict or potential conflict of interest between BlackRock and its employees. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that, in the case of any of the foregoing, creates or appears to create a conflict of interest, each Senior Officer must make full disclosure of all facts and circumstances of such transaction to, and receive prior approval from, the General Counsel of BlackRock (the “General Counsel”).

III. DISCLOSURES

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission and in all other public communications made by the Company. As a Senior Officer, you are required to promote compliance with this policy by all employees and to abide by Company standards, policies and procedures designed to promote compliance with this Code, including, but not limited to, BlackRock’s Disclosure Controls and Procedures Policy.

IV. COMPLIANCE WITH CODE OF ETHICS

If you know of or suspect a violation of applicable laws, rules or regulations or this Code or BlackRock’s Code of Business Conduct and Ethics, you must immediately report that information to the General Counsel. It is Company policy not to allow retaliation for reports of misconduct by others made in good faith by employees. You are expected to cooperate in internal investigations of misconduct.

The General Counsel will report material violations of this Code or the policies and procedures referenced herein to the Audit Committee of the Board of Directors of BlackRock. Violations of this Code may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

V. WAIVERS OF CODE OF ETHICS

Any waiver of this Code may be made only by the Audit Committee. Amendments and waivers of this Code will be publicly disclosed as required by applicable law and regulations.

VI. NO RIGHTS CREATED

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, client, supplier, competitor, shareholder or any other person or entity.